Loewen, Stronach & Co.
Chartered Accountants
A partnership of incorporated professionals

7th Floor, 2695 Granville Street, Vancouver, BC V6H 3H4 • Telephone 604-736-1221 • Fax 604-736-1225 • E-mail lsco@telus.net

DELIVERED VIA SEDAR

January 15, 2007

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
9th Floor, 701 West Georgia Street
Vancouver, BC V7Y 1L2

Dear Sirs:

Sungold International Holdings Corp. (the "Company")

We have been informed by the Company of its intention to appoint Mintz & Partners (the Successor Auditor") as the auditor of the Company effective upon the resignation of Loewen, Stronach & Co. (the "Former Auditor"). The Company has provided us with the disclosures required by National Instrument 52-102, Continuous Disclosure Obligations. We have reviewed the information contained in the Change of Auditors Notice (the "Notice") in form attached hereto as Schedule "A" and we are in full agreement with the information contained therein based upon our knowledge of the information relating to the Notice and of the Company at this time.

In accordance with the requirements of National Instrument 52-102, Continuous Disclosure Obligations, we understand that the Notice, together with a letter addressed to the British Columbia Securities Commission from each of the Former Auditor and the Successor Auditor, will be delivered to the securities administrators in which the Company is a reporting issuer within 30 days of receipt by the Company of our firm's resignation and will be included in the Information Circular for the first meeting of shareholders held subsequent to the change of auditor.

Yours sincerely,

Loewen, Stronach & Co.

Allan Stronach, CA

AMS/sb

Enclosure

Sungold – Letter to exchanges.dot